Exhibit 99.8

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
Chief Executive Officer’s Address
Brisbane, Australia — Friday, 20 May 2011: Metal Storm Limited.
Terry has covered the finance issues in his presentation. My intention is to focus on our contracts, products and business development.
This year we have stayed focused. We have continued the strategy outlined at the last AGM, and have progressed this within the tight financial constraints that the Chairman has just made clear.
Last year I provided the Company’s key objectives for 2010. The most important were; one, to secure initial volume orders for one or more of our products, and two, to win and complete the US Marines Mission Payload Module — Non-Lethal Weapon System contract.
We achieved both of these objectives.
During the year we also advanced our weapon systems developments, and created relationships with some important partners for manufacture, distribution and complementary technologies. I will provide more detail about these developments shortly.
Contracts
First I will cover progress on our contracts. There were three important contracts of note in 2010.
PNG corrective services — MAUL
In August 2010, we signed a contract with the Papua New Guinea department of correctional services for 500 MAUL weapons and 50,000 rounds of non-lethal ammunition.
The contract requires an initial deposit, and the first delivery of weapons was intended to commence 6 months from contract signing.
However, prior to the deposit being paid the contract needed to be ratified through normal government protocols, which included ratification by the PNG National Security Council. This is where a delay has occurred.
In an article in the PNG national newspaper dated 6th May, 2011, entitled “Aimo calls for NSC to consider his demands”, correctional services minister the hon. Tony Aimo reinforced his support for the contract when responding to a recent breakout of 91 prisoners from a jail in the southern highlands. Six armed gunmen held up the poorly armed prison guards, freed the prisoners and also robbed the armoury.
The article said, and I quote, “correctional services Minister Tony Aimo has called on the National Security Council to quickly meet and consider his department’s submission for the disposal of obsolete weaponry that correctional services have and replace them with new ones.”
“‘I am making a plea to the National Security Council to meet immediately and consider my department’s submission so that directions can be given for the department to move forward’ he said.”
“The minister and correctional services management had agreed to purchase new weapons for the force to replace the outdated weaponry that it currently has. But before they could do that, the National Security Council has to go through their submission and give directions for the department to purchase.”
“Minister Aimo was visibly upset that the submission was yet to be considered while the jailbreak happened in the southern highlands.”

Metal Storm Limited
ACN 064 270 006
As you can deduce from the Minister’s recent public comments, the opportunity in Papua New Guinea is real, the need is very clearly real, and the contract is real. We have to show some patience and understanding while firmly supporting Minister Aimo to complete his part of the process.
The PNG Corrective Services contract is very valuable to Metal Storm. It is the perfect size on which to cut our production teeth as we bring this weapon system to market. We will continue to assist the PNG government to complete the ratification process and deliver the MAUL weapons that correctional services officers need.
US Marines — Mission Payload Module
Last week the Company reported to the market that Metal Storm Inc. had successfully completed the technology development contract for the US Marines Mission Payload Module — Non-Lethal Weapon System program.
The MPM program is very important to the US Marines. At present they are very good at applying lethal force. But in modern day operations they often need something less permanent!
I am going to give you an example of why the US Marines want this weapon so badly. This is a quote from the Marine Corps Gazette, December 2009. The article was written by Chief Warrant Officer Ray Grundy, and in it he describes a situation experienced all too often by the Marine Corps where an MPM-NLWS could make all the difference:
Quote
Imagine well-armed, extremely lethal, tactically and technically proficient combat-hardened Marines boarding their hmmwv’s to conduct mounted combat patrols between forward operating bases (FOBs). The Marines depart the fob, aware of the danger along the main supply route. As the convoy moves, Marines remain vigilant, with weapons at the ready. As the six-vehicle convoy approaches the intersection of a busy marketplace congested with civilians, a lone insurgent, shouldering a rocket-propelled grenade (RPG-7), appears in the crowd. Spotting the insurgent, the turret gunner of the third vehicle screams into his inter-squad radio, “Contact right!” And instinctively traverses his turret, mounted with an M2 .50 caliber heavy machine gun to aim in on the target. Drivers instinctively stomp gas pedals to the floor, hoping to exit from the enemy kill zone to a more tenable position. Knowing that employing lethal weapons and causing unintentional civilian deaths can alienate the local populace and feed the global audience with pictures of dead civilians, the marine gunners hold their fire and rely on the driver to manoeuvre away from the threat. Surrounded by innocent civilians, the insurgent manages to launch a warhead toward the second vehicle, striking the passenger side just forward of the hmmwy door. The result is potentially tragic. Alternatively, the turret gunner could have chosen to use the M2 to engage the insurgent located within the crowd. The result of this action is potentially tragic as well.
Whether protecting a vehicle convoy, vehicle checkpoint, or an entry control point, Marines will continue to face crowds of unknown intent. Whether the crowd is protesting, waiting for evacuation, or waiting for food distribution, Marines will always need to protect innocent civilians and themselves.
End quote
This $1.5m contract was performed with Metal Storm Inc. as the prime contractor, with subcontractors including BAE and American Systems.
Completing the MPM to phase contract was a great success for us. It is an ideal fit for our technology. With over 300 systems slated for production in the first cycle of acquisition financial potential is substantial.
During the contract we configured a new weapon system that includes, a 15 barrel pod, laser rangefinder and crew-served fire control system.
We also developed an airburst “enhanced flash/bang” grenade. This is a special grenade that can be fired from the weapon, and provides precision non-lethal effects on targets.
These new grenades were tested extensively by the US air force during the contract.
The ammunition is as important to Metal Storm as the weapons themselves. Because our IP is in the ammunition as well as the weapon, the “razor — razorblade” commercial model will apply — generating an ongoing revenue stream for the Company from ammunition sales.

Metal Storm Limited
ACN 064 270 006
With the technology development contract now complete, we have been told that the engineering for manufacturing development phase contract will be tendered in Q4 2011. We intend to compete and to win this phase, which is the last phase before the first weapon deliveries commence.
US Marines — IED Kits
We successfully completed the US Marines Improvised Explosive Device (IED) training kit contract and we delivered 45 of these large, comprehensive kits to US Marines explosive ordnance disposal teams throughout the world. Feedback from the customer was very positive, and through this contract we were able to prove to the US Marines that we could deliver a volume of products effectively and at reasonable cost.
Products
MAUL™
As you will recall, MAUL™ is our lightweight 12 gauge multi-shot launcher.
Over the last year the MAUL™ design has been ruggedized for battlefield conditions. It also has our universal electronic fire control unit design, incorporating advanced safety features in a compact module that can be used in all Metal Storm weapons.
We are currently going through cost and production engineering in association with weapons manufacturers to establish the tooling required and unit cost of the weapon in mass production.
We can commence delivery of MAUL™ weapons with non-lethal ammunition within 6 months of receiving a deposit payment on a sizeable order.
The reason I say sizeable, meaning more than 500 weapons, is that there is a significant cost in setting up the tooling and production line to make these weapons, and in order to incur this cost we need a reasonable initial run of weapons to do it. We have received a number of requests for small orders — between 1 and 10 weapons each, but an order of the scale of the PNG correctional services contract is what we have been aiming for to get this production rolling.
3GL
3GL is our 3 shot 40mm grenade launcher. It has been used extensively in demonstrations throughout the year, and has been fired by several international government delegations.
The 3GL design has been revised to withstand the environmental rigours of user trials, including waterproofing, drop and vibration. Its ergonomic design has been improved to give the user more comfort and control when using the weapon for extended periods.
The weapon now also incorporates our universal fire control unit.
3GL will not be sold until we have qualified the Storm40 high explosive dual purpose ammunition. As its market is almost exclusively military forces, we also expect a multi-year sales cycle in most cases. Therefore while 3GL is likely to be a substantial revenue generator in the medium term, we expect MAUL™ to be our first product to market.
Ammunition
As I mentioned, we have not had sufficient funds to put the Storm40 40mm HE ammunition through formal qualification. We believe the money is better spent getting MAUL and FireStorm™ progressed as these are programs with current customers waiting for them. Storm40 is ready to enter qualification, when we believe the timing and funding are right.
As part of the MPM program we also developed a high intensity non-lethal airburst flash/bang grenade.
Firestorm™
By now most of you will have read about our FireStorm™ FURY product launch.
This new weapon range builds on the many years of development of our FireStorm system, and what we learned from in feedback from military forces and our recent contracts.
The 4 barrel FireStorm was originally built as a lightweight remotely operated weapon that could be mounted to a variety of manned and unmanned platforms such as the iRobot warrior. Since its introduction, the feedback we have received has been very positive, but armed robots are still considered a future technology.

Metal Storm Limited
ACN 064 270 006
Instead the two main things we have been asked for are non-lethal supplementary weapons and more raw firepower before reload.
Leveraging our engineering efforts in miniaturization and modularization, we have been able to configure a new weapon system — FireStorm FURY.
In the form shown here, FireStorm FURY consists of a tightly clustered pod of 15 40mm barrels each carrying three 40mm stacked grenades. It is mounted onto the MCTAGS — a rotating gun turret on the Humvee. It has a single axis mount controlling elevation, and a laser rangefinder. The operator aims the unit by aiming his main gun (usually a .50 cal) at the target. He laser ranges the target, which automatically adjusts the firing elevation, he selects the number and type of rounds to be launched, and then fires the FURY.
Given its modularity, customers can order alternate configurations in both 40mm and 18mm, and can choose between single and dual axis motorized mounts, depending on their particular requirements. Also the weapon can be locked down to non-lethal munitions only, or configured for scalable force — with non-lethal and lethal munitions loaded into different barrels. Operators can then select the force level from the fire control unit at the time firing. Think of that classic line “set phasers to stun” — we can really do that with this weapon.
In practice we see FireStorm FURY as a force multiplier in either its lethal or non-lethal configurations.
And we expect of FireStorm FURY to form the backbone of our multi-barrel vehicle mounted weapon sales for the foreseeable future.
Partnerships and relationships
During the year we have continued to build on our relationship with the ADF and Australian defence industry.
Just last week 40 ADF officers plus some international military officers visited metal storm’s new facilities in Darra, Queensland.
After a presentation on the company, technology and weapons they spent time with the staff examining the weapons and facility.
It was a great event and one that we have received excellent feedback from — many of those officers are destined for future roles in DMO and procurement areas of the ADF.
During the year we formed new partnerships and continued to reinforce our venerable ones.
I welcome in particular Breon Defence Systems as our exclusive distributor for MAUL™ to law enforcement in Australia and New Zealand. Breon has been immensely successful as the exclusive distributor for Taser in Asia Pacific, and we are delighted that they chose MAUL™ as a key system to sell alongside their Taser offerings.
I also welcome Airtronic USA. Airtronic is a major supplier of M203 grenade launchers to the US military, and is partnering with Metal Storm and DSTO on the managed lethality grenade launcher program.
I also want to acknowledge and thank our existing partners, STK, for their ongoing support of our 40mm development programs, and BAE for its work on MPM and 18mm munitions.
Our biggest and most important partnerships of all are with our staff and our shareholders.
Our staff in both the USA and Australia have been patient and hardworking in difficult and uncertain conditions. The progress I have outlined today is due only to their efforts and skill, and I do thank them and encourage them to continue the great work.
And to you, our shareholders, thank you for your financial support during the Rights Issue, and your continued understanding as we focus on our goal of delivering value to you. It requires patience and a level of mental toughness on your part I know, but you have a Board and management team here that is dedicated to delivering that value.
Notes:

Metal Storm Limited
ACN 064 270 006
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.